November 16, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Re:	RehabCare Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 14, 2007

File No. 001-14655

Dear Mr. Rosenberg:

We refer to the comment letter dated October 19, 2007 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the ‘‘Staff’’) concerning the Form 10-K for the fiscal year ended December 31, 2006 of RehabCare Group, Inc. (“RehabCare” or the ‘‘Company’’) filed with the Commission on March 14, 2007 (the ‘‘Form 10-K’’).

We have set forth below the text of each of the Staff’s comments contained in its comment letter, followed by the Company’s response. As noted in the responses below, the Company has made certain revisions in response to the Staff’s comments in its recently filed Form 10-Q for the quarterly period ended September 30, 2007 and expects that it will make further revisions in its Form 10-K for the fiscal year ending December 31, 2007.

Form 10-K – December 31, 2006

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 36

1.	Refer to your response to our Comment 1. Please tell us that you will include the additional disclosure detailed in your response letter in future filings.

We will include such additional disclosure, as business conditions warrant, in future filings, beginning with the Company’s Form 10-Q for the quarterly period ended September 30, 2007.

Item 8. Financial Statements and Supplementary Data, page 42

Notes to Consolidated Financial Statements, page 48

(6) Goodwill and Other Intangible Assets, page 57

RehabCare Group, Inc.	Page 2

2.

The changes in carrying amount of goodwill should be presented for each period for which a statement of financial position is presented (2006 and 2005). Refer to paragraph 45 of SFAS 142 and provide us revised disclosures.

In our Form 10-K for the fiscal year ended December 31, 2006, we did not include changes in the carrying amount of goodwill for the year ended December 31, 2005. Below are the revised disclosures (in thousands):

	Contract		Freestanding	Other Healthcare
	Therapy	HRS	Hospitals	Services	Total
Balance at December 31, 2004	$21,321	$42,875	$—	$4,144	$68,340
Acquisitions	—	—	29,352	—	29,352
Purchase price adjustments
and allocations (a)	474	(3,206)	—	—	(2,732)
Balance at December 31, 2005	21,795	39,669	29,352	4,144	94,960
Acquisitions	44,116	—	16,354	12,443	72,913
Purchase price adjustments
and allocations	—	46	(479)	—	(433)
Balance at December 31, 2006	$65,911	$39,715	$45,227	$16,587	$167,440

(a)

In 2005, the purchase price for the acquisition of VitalCare was reduced by $3 million as a result of an adjustment, as defined in the purchase agreement, related to the retention and/or termination of customer contracts for a period of time after the purchase date.

In future filings, beginning with the Company’s Form 10-K for the fiscal year ending December 31, 2007, we will present changes in carrying amounts of goodwill for each period for which a statement of financial position is presented.

(12) Commitments, page 65

3.

Refer to your response to comment nine. While we acknowledge your reference to the guidance in SFAS 114, you specifically state in this footnote that “As of December 31, 2006, the Company believed it was probable that Signature would be unable to pay all of the amounts due according to the contractual terms of the term note...”. Tell us why you should not recognize an allowance for credit losses necessary to comply with paragraph 8 of SFAS 5. Refer to SFAS 114 paragraph 7. Further, please disclose how you are accounting for interest income.

Paragraph 8 of SFAS 5 states an estimated loss from a loss contingency shall be accrued with a charge to income if both: a) information available prior to the issuance of the financial statements indicates that it is probable that an asset has been impaired and b) the amount of the loss can be reasonably estimated.

At December 31, 2006, we believed it was probable that Signature would be unable to pay all of the amounts due, including contractual principal and contractual interest, within the time frame called for by the terms of the note and therefore concluded that the note was impaired. In order to measure the amount of impairment, if any, as required by paragraph 8 (b) of SFAS 5, we followed

RehabCare Group, Inc.	Page 3

the guidance in SFAS 114 paragraph 13, by preparing an analysis of the expected future cash flows from the impaired loan. Our projections demonstrated that Signature would be able to pay all of the amounts due, including accrued interest, within a 10-year period, as opposed to the original contractual 5-year principal amortization period.

Based on our analysis, the present value of the expected cash flows exceeded the Company’s recorded investment in the loan. Therefore, the Company measured the loan impairment at zero and did not accrue a charge to income for the fiscal year ended December 31, 2006.

Since the inception of the line of credit with Signature through December 31, 2006, the Company has recognized interest income of approximately $184,000 by applying the loan’s contractual interest rate to the loan’s outstanding principal balance. Under the original line of credit agreement, the interest rate applied was equal to the prime rate at the time of each borrowing plus 100 basis points. The weighted average interest rate was approximately 6%. At December 31, 2006, Signature had paid the Company for all interest due with the exception of the amount reported below in our response to comment 4 (a). This amount was not contractually payable until after December 31, 2006 and was subsequently paid in full when due.

As disclosed in note 10 in our Form 10-Q for the quarterly period ended June 30, 2007, effective June 1, 2007 the Company and Signature entered into a restated term loan agreement which superseded and replaced the previous line of credit agreement. Under the restated term loan agreement, Signature agreed to pay the entire principal balance to the Company upon the Company’s demand after May 31, 2010. In addition, while the interest rate on the outstanding principal balance continues to be equal to the prime rate plus 100 basis points, it now floats with the changes in the prime rate. Other terms were not changed materially. Since the effective date of the restated term loan, Signature has made the one interest payment that was due in the amount of approximately $33,000.

In future filings, the Company will disclose the outstanding principal balance under the term loan as well as any accrued but unpaid interest. The Company will also disclose the method of recognizing interest income and the amount of interest income recognized. Finally, beginning with its Form 10-K for the year ending December 31, 2007, the Company will more thoroughly disclose its additional business relationship with Signature as described below in our response to comment 4 (b).

4.	Provide us the following additional information on the receivable from Signature:

a. The exact amount of total amounts due from Signature at December 31, 2006 and where they are classified within the Balance Sheet line items.

At December 31, 2006, Signature owed us $1,420,000 in principal related to the 2005 amended and restated loan agreement, $21,329 in accrued but unpaid interest on the outstanding principal balance and $727,119 in trade accounts. The principal balance was recorded as an other long-term asset and the accrued interest and trade account balances were included in accounts receivable on our balance sheet as of December 31, 2006.

b. The nature of your “2003 agreement with Signature Health” and your current business relationship and how this agreement/relationship or other aspects of the loan agreement might provide an inducement for Signature to repay the loans.

RehabCare Group, Inc.	Page 4

In 2003, Signature Health Care Foundation was a start-up entity formed as a Missouri nonprofit corporation to develop and operate outpatient physical therapy clinics and home health agencies and to be operated exclusively for charitable, scientific and educational purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code .

On December 31, 2003, the Company and Signature entered into a Line of Credit and Term Loan Agreement whereby the Company agreed to lend Signature up to $2 million. In accordance with the terms of the agreement, the proceeds of any loans under the agreement were to be used by Signature to further the operations of its facilities which provide physical and occupational rehabilitation programs for the treatment of outpatients. During the period from December 2003 through the end of 2006, Signature has continued to expand its operating footprint by increasing the number of outpatient clinics it operates.

Also on December 31, 2003, the Company and Signature entered into a Rehabilitation Staffing Services Agreement with an initial term of 5 years whereby the Company would provide rehabilitation staffing services to Signature’s outpatient facilities and home health programs at rates that represented market value for the services provided. This agreement is a separate contract with Signature and is independent of the note agreement with the exception of the fact that termination of the staffing services agreement by Signature prior to the end of its initial term constitutes an event of default under the note.

In connection with the loan agreement, the Company received a security interest in all of Signature’s receivables, inventory, furniture, fixtures and equipment as collateral for the amounts borrowed. In addition, in accordance with the terms of the note the Company has the right to minority representation on the board of directors of Signature throughout the term of the note. The note includes financial and non-financial covenants typical for lending arrangements of this kind.

Other than the typical commercial terms in the note agreement regarding collateral and events of default, our business relationship with Signature does not provide us with the capability to induce Signature to repay the loan.

c. Your analysis of expected future cash flows including methods used.

We utilized a projection of Signature’s cash flows for the next five years which we believed to be a reasonable expectation of future performance. To validate the reasonableness of the projections, we took the following steps:

•

Engaged an independent third party accounting firm to review Signature’s historical records of cash inflows and outflows over the prior 12 months to validate the quality of those cash flows which served as the baseline for the 5-year projections; and

•

Had our VP of Outpatient Operations review Signature’s patient treatment/billing/productivity performance not only to identify potential areas for improvement but to also to assess the reasonableness of projected revenues and costs.

Based on this projection, we prepared our best estimate of the expected future cash flows to be received from Signature related to the loan agreement based on the anticipated operating cash flows that Signature would have available to repay the outstanding loan and related interest. We calculated the present value of the expected future cash flows using a discount rate of 5.7%, which represents the loan’s effective interest rate.

RehabCare Group, Inc.	Page 5

d. Provide us the following information on the operational results of Signature for the periods ended December 31, 2006 and 2005: a) Net Revenue; b) Net Income or Loss; c) Working Capital; d) Shareholders’ Equity.

The following table sets forth the requested information (in thousands):

	Year Ended
	December 31,
	2006	2005
Net Revenue	$3,597	$2,470
Net Income/(Loss)	(301)	(387)
Working Capital	(693)	(442)
Net Assets	(1,801)	(1,500)

Signature Health Foundation is a start-up organization (late 2003) that has invested in the expansion of its sites of service since its formation. As a result, Signature has had immature units, which tend to incur operating losses during their start-up, throughout its operating history. Although Signature has had losses in its first years of operation it has progressively increased revenues and narrowed its losses in each successive year of operation despite the aforementioned continued investment in expansion of sites of service.

e. The nature and amount of any collateral you have on the receivable and how you applied the guidance in SFAS 114 paragraph 13 to this loan.

In connection with the loan agreement, the Company received a security interest in all of Signature’s receivables, inventory, furniture, fixtures and equipment. At this time, we do not believe the loan is collateral dependent. Because there was no readily determinable fair market value of the note, we followed the guidance in SFAS 114 paragraph 13 and measured impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate.

* * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 314-659-2189.

Sincerely,

/s/ Jay W. Shreiner______

Jay W. Shreiner

Senior Vice President and

Chief Financial Officer